Exhibit 99.1

Nuvei Expands Board of Directors with Appointments of Maren Lau and Tim Dent

MONTREAL, August 5, 2022 - Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), announced today it has appointed two new independent directors, technology veterans Maren Lau, Regional Vice President, Latin America at Meta Platforms, Inc. and Tim Dent, former Chief Financial and Chief Compliance Officer of DraftKings Inc.. Today’s appointments expand Nuvei’s Board to eight members and brings the Board closer to achieving its gender diversity target of 30% female representation by the end of 2023.

Maren Lau is Regional Vice President at Meta for Latin America, helping brands leverage the company's platforms to drive long-term business results in the region, and to prepare for the metaverse, the next evolution of social connection. She also leads the regional teams to advance Meta’s mission — giving people the power to build communities and bring the world closer together — with positive economic and social impact in the region. Prior to this, Maren was a founding partner and CMO at digital marketing company IMS, where she built a regional business scaling sales and marketing strategies for leading global technology companies throughout Latin America.

Tim Dent is a former executive with over 20 years of online gaming experience. Previously he was the Chief Financial and Chief Compliance Officer at DraftKings, joining the company at a very early stage and building those functions during its rapid growth. While at DraftKings, Mr. Dent also built and oversaw the legal and legislative affairs departments, risk management and payments functions. Prior to joining DraftKings, Mr. Dent held multiple executive leadership roles at Everest Gaming, a once leading online European poker and casino operator. During his tenure at Everest, he led many efforts in all of stages of the company’s lifecycle from startup, to rapid revenue growth and market expansion, and its transition from an unregulated to regulated operating environment.

“Both Maren and Tim are proven leaders who bring extensive knowledge and experience that is beneficial to our business and highly relevant to our growing industry verticals and geographies,” said Nuvei’s Chair and CEO Philip Fayer. “They are outstanding additions to our Board and we look forward to working with and learning from them.”

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is tomorrow’s payment platform. Designed to accelerate customers’ business, Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 45+ markets, 150 currencies and more than 550 alternative payment methods, including cryptocurrencies, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Contact:

Investors

Anthony Gerstein

Vice President, Head of Investor Relations

anthony.gerstein@nuvei.com